UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

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10035527

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Commonwealth Funding, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Chumasero Drive #2L
(No. and Street)

San Francisco	**CA**	**94132**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Cosentino **(415) 775-2183**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

JD 3/19/2010

OATH OR AFFIRMATION

I, **William A. Cosentino**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Commonwealth Funding, Inc.**, as of **December 31, 2009**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 23 day of February 2010



Notary Public


LEAH M. RESCATE
Commission # 1872002
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of operations.
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholder's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for brokers and dealers claiming exemption from SEC Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Commonwealth Funding, Inc.

We have audited the accompanying statement of financial condition of Commonwealth Funding, Inc. (the "Company") as of December 31, 2009, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Funding, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
February 22, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

COMMONWEALTH FUNDING, INC.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 266,658
Commissions receivable and other	1,250
Total assets	$ 267,908
Stockholder's Equity	
Common stock	$ 10,000
Additional paid-in capital	231,712
Retained earnings	26,196
Total stockholder's equity	$ 267,908

See Accompanying Notes to Financial Statements

COMMONWEALTH FUNDING, INC.
Statement of Operations
Year Ended December 31, 2009

Revenue	
Commissions	$ 16,095
Other	2,180
Total Revenue	18,275
Expenses	
Rent	11,850
Insurance	7,371
Other	7,231
Dues and subscriptions	6,577
Telephone	3,873
Supplies	2,928
Auto expense	2,354
Legal and accounting	1,640
Permits and licenses	1,608
Total expenses	45,432
Net loss	$ (27,157)

See Accompanying Notes to Financial Statements

COMMONWEALTH FUNDING, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Stockholder's equity, beginning of the year	1,000	$ 10,000	$ 200,200	$ 53,353	$ 263,553
Additional paid-in capital	-	-	31,512	-	31,512
Net loss	-	-	-	(27,157)	(27,157)
Stockholder's equity, end of the year	1,000	$ 10,000	$ 231,712	$ 26,196	$ 267,908

See Accompanying Notes to Financial Statements

COMMONWEALTH FUNDING, INC.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (27,157)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in commissions receivable	130
Decrease in accounts payable	(1,512)
Total adjustments	(1,382)
Net cash used in operating activities	(28,539)
Cash flows from financing activities:	
Additional paid-in capital by stockholder	31,512
Net increase in cash and cash equivalents	2,973
Cash and cash equivalents, beginning of year	263,685
Cash and cash equivalents, end of year	$ 266,658

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Commonwealth Funding, Inc. (the "Company"), is a California corporation managed and solely owned by Mr. William A. Cosentino. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. It also maintains its cash in a money market account which is not federally insured, and holds a U.S. Treasury Note which it has the intent and ability to hold until maturity. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not subject to Federal income taxes, nor is it allowed a net operating loss carry-over or carry-back deduction. Accordingly, no provisions have been made for Federal income taxes. Instead, the shareholder is taxed on the Company's taxable income. The Company is subject to California franchise tax of 1.5% on taxable income, subject to an annual minimum of $800. Any temporary differences arising from recording state taxes are immaterial and accordingly, do not generate any deferred tax asset or liability. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2005.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Common Stock

The Company is authorized by its Articles of Incorporation to issue up to 1,000 shares of common stock, no par value. At December 31, 2009, the Company had issued and outstanding all 1,000 shares of common stock. During 2009 the sole shareholder contributed additional paid-in capital of $31,512 to the Company.

3. Related Party Transactions

The Company's registered representative is also the Company's president and sole shareholder. In addition, the Company pays (or reimburses) certain other expenses incurred by the registered representative in connection with the operation of the Company.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $265,855, which was $260,855 in excess of its required net capital of $5,000. The Company did not have aggregate indebtedness at December 31, 2009.

5. Subsequent Events

Management evaluated subsequent events through February 22, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: COMMONWEALTH FUNDING, INC. as of December 31, 2009

Item	Amount	Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 267,908	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			267,908	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities				3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			267,908	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)...........Money Market Funds and U.S. Treasury Note	2,053	3736	(2,053)	3740
10. Net Capital			$ 265,855	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: COMMONWEALTH FUNDING, INC. as of December 31, 2009

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Item	Amount	Code
11. Minimum net capital required (6 2/3% of line 19)	$ -	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	5,000	3760
14. Excess net capital (line 10 less 13)	260,855	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	260,855	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item	Amount	Code	Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			$ -	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			-%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			-%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

COMMONWEALTH FUNDING, INC.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2009

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

COMMONWEALTH FUNDING, INC.
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2009

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

COMMONWEALTH FUNDING, INC.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2009

1. Reconciliation of Computation of Net Capital to Respondent's Computation

There are no differences between the computation as per Schedule I and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

To the Shareholder of
Commonwealth Funding, Inc.

In planning and performing our audit of the financial statements of Commonwealth Funding, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hood, Levy & Weiland LLP

San Francisco, California
February 22, 2010

COMMONWEALTH FUNDING, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2009